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Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amy Geddes; Adam Phippen; Taylor Beech; Dietrich King

Re:	Jo-Ann Stores Holdings Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 28, 2021
CIK No. 0001834585

Ladies and Gentlemen:

On behalf of JOANN Inc. (formerly known as Jo-Ann Stores Holdings Inc.), a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated February 8, 2021. In connection with such responses, we are submitting this letter via EDGAR and have publicly filed a revised Registration Statement on Form S-1 (the “Registration Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.

Amendment No. 1 to Draft Registration Statement submitted January 28, 2021

Prospectus Summary

JOANN Overview, page 1

1.

We note your revised disclosure in response to comment 3 that the secular themes your industry is experiencing include heightened DIY customer behavior, amplified participation from both new and existing customers and increased digital engagement. To the extent applicable, please disclose the impact that the COVID-19 pandemic has had on accelerating these themes.

February 16, 2021

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5, 64, 87 and 91 of the Registration Statement.

Digital Platform and Digital Assets Enable Scalable Profitable Growth, page 11

2.

We note your revised disclosure, here and in your Business section, that your total customer database has grown 43% since the end of fiscal year 2018. To provide investors more context for the growth you have seen in 2020, please also disclose the year-over- year growth rate from 2018 to 2019, or provide a visual representation of the same as you have done on pages 3 and 89 with respect to your omni-channel net sales.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 96 of the Registration Statement.

Summary Consolidated Financial and Operating

Data Adjusted EBITDA, page 21

3.

Please refer to comment 7. Please confirm our understanding that the functions performed under this management agreement will cease at the point of the IPO and will not continue in any other form subsequently in house.

Response:

In response to the Staff’s comment, the Company confirms the Staff’s understanding and has revised the disclosure on pages 24, 63, 71 and 143 of the Registration Statement to further clarify this point.

4.

We note your response to comment 8. With regard to costs classified as “strategic initiatives,” we do not object to the reconciling items (c) acquisition costs and (h) IPO costs. However, the remaining items listed as part of this reconciling item appear to be regular costs of running a business. For example, determining the optimal layout and design of a store floor plan is a normal function of operating a retail store, as are product sourcing, determining retail channels, optimizing customer experience, and determining ways to generate revenue and reduce expenses. Although these individual third-party contracts may be non-recurring, the functions these contracts performed appear to be normal, recurring, cash operating expenses necessary to operate a business. As such, please remove the adjustments not related to acquisition costs and IPO costs. Refer to the guidance in Question 100.01 of the Compliance and Disclosure Interpretation on Non- GAAP Measures.

February 16, 2021

Response:

The Company acknowledges the Staff’s comment and respectfully advises that it has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretation on Non-GAAP Measures and believes the following costs classified as “strategic initiatives” are not normal, recurring, cash operating expenses necessary to operate the Company’s business, and therefore are appropriate items for reconciliation as part of the Company’s presentation of Adjusted EBITDA. The Company further believes reconciling these items as part of its presentation of Adjusted EBITDA better enables management, investors, analysts, lenders and other market participants to evaluate the Company’s core business performance and to more meaningfully compare the Company’s costs on a normalized run-rate basis. The Company also notes that not reconciling these items would create more disparity between its presentation of Adjusted EBITDA in the Registration Statement and its calculation of Adjusted EBITDA for its lenders under its credit agreements.

The Company has provided additional detail on the items included in “strategic initiatives” besides acquisition costs and IPO costs in support of its view that these costs are one-time in nature and not reflective of costs necessary for the Company to operate its business on an ongoing basis:

•

Store refresh initiative: These are one-time consulting costs incurred from March 2017 to March 2018 and from March 2019 to May 2020 to develop the Company’s store-of-the-future prototype and analytics to apply this prototype to optimize assortments for new and remodeled store locations. These project-based engagements went beyond the ordinary course of retail operations and were conducted to holistically reinvent the prototype store format in order to create a retail experience unlike anything the Company’s customers would find in its existing locations. This was the first time the Company has evaluated a change in its prototype in nearly 20 years. These costs include one-time customer research expenses to develop the target customer profiles for key design elements and merchandising features as well as the development of modeling used to optimize store assortments. This was the first time the Company had hired a consultant for these purposes, and the Company does not intend or expect to engage a consultant for these purposes in the foreseeable future. The benefits of these consulting engagements are applied to future projects without the related costs needing to be incurred in future years, and as such, are not a recurring cost of the Company’s ongoing business.

•	Direct and indirect sourcing initiative: These costs are comprised of the following subcategories:

February 16, 2021

•

Establishment of Shanghai sourcing office: These represent one-time pre-opening legal and administrative expenses incurred from February 2018 to November 2018 to enable the Company to initially establish its sourcing office in Shanghai, China, the first and only office of this type for the Company. In contrast, all costs to operate this office on an ongoing basis are treated as a recurring cost of the Company’s business and are not included as a component of the strategic initiatives adjustment to Adjusted EBITDA.

•

Initial strategic framework for private brand development: The Company incurred one-time consulting expenses from November 2018 to December 2018 to establish a strategic framework for development of private brands, including strategic direction on appropriate penetration of private versus national brands for key merchandise categories, as well as differentiated positioning of private brands in terms of pricing and quality. These one-time costs were incurred outside of costs to commercialize specific private brands, which are treated as a recurring cost of the Company’s business and are not included as a component of the strategic initiatives adjustment to Adjusted EBITDA.

•

Examination of diversification of fabric sourcing: The Company incurred one-time consulting expenses in February 2019 to March 2019 and March 2020 to develop methods and standards for diversifying sourcing of fabric outside of China. The Company’s need to engage a third party for this work was spurred by the significant and unexpected impact of Section 301 tariffs on U.S. retailers, which disproportionately applied to the Company’s fabric categories. As this marked the Company’s first time evaluating direct sourcing possibilities in geographic areas such as Pakistan, Turkey and parts of Southeast Asia, it was critical for the Company to engage with local consultants that had worked on sourcing opportunities in those geographies. These one-time costs informed the Company’s choices for initially developing strategic sourcing relationships to mitigate those tariff-related costs. In contrast, direct costs of developing those relationships and diversifying their sourcing are treated as a recurring cost of the Company’s business and are not included as a component of the strategic initiatives adjustment to Adjusted EBITDA.

•

Examination of supply chain optimization: The Company incurred one-time consulting expenses from February 2017 to April 2017 to diligence and analyze potential ways to optimize the Company’s supply chain logistics in a manner that had not previously been contemplated prior to that point in time. Recommendations from this study were not ultimately implemented due to changes to the Company’s strategic priorities for its supply chain capabilities and the Company does not intend or expect to engage a consultant for similar purposes in the foreseeable future.

February 16, 2021

•

BOSS strategic initiative: These are one-time consulting fees incurred from May 2017 to July 2017 to analyze the potential addressable market for the Company to initially build out a wholesale business and develop relationships with other customers that would buy in bulk as well as to determine key products and loyalty programs that should be offered. Prior to this study, the Company was not engaged in wholesale or larger scale bulk product sales. A portion of the recommendations from this consulting study to capture sales for JOANN within this previously untapped addressable market were adopted. The Company does not intend or expect to engage a consultant for similar purposes in the foreseeable future. Direct costs to build those business capabilities and serve those customers are treated as a recurring cost of the Company’s business and are not included as a component of the strategic initiatives adjustment to Adjusted EBITDA.

•

Tariff mitigation initiative: In response to the unprecedented and unanticipated impact of Section 301 tariffs on U.S. retailers such as the Company, the Company incurred one-time costs from August 2018 to April 2019 relating to public relations and lobbying efforts solely pertaining to the tariffs, as well as one-time consulting costs incurred to formulate a new approach for direct negotiations with suppliers for incremental rebates and other favorable terms. The Company does not have a history of incurring costs to lobby for or against specific issues nor does it have a history of utilizing third parties to structure supplier negotiations. However, in this case, the significant negative impact on the Company’s business that Section 301 tariffs posed, combined with the extremely abrupt implementation of the tariffs, created a one-time need to incur these additional costs to ensure the Company was acting with urgency to mitigate the negative impact on its business and enable the Company to continue to operate in the ordinary course. In contrast, the actual negative impact of the Section 301 tariffs on Company operations were treated as a recurring cost of its business and are not included as a component of the strategic initiatives adjustment to Adjusted EBITDA.

•

Research & development initiatives: These are non-recurring costs incurred by the Company since July 2019 in connection with inventing a new product that the Company believes could modernize how customers purchase and utilize sewing patterns. In the normal course of operating its business, the Company is not engaged in invention or pursuit of patents on new products that require creation of new hardware of computer software, and it is not aware of any similar innovation in patterns – either by retailers or vendors – in at least the last 50 years. Rather, these costs represent the Company’s one-time initial development and prototyping expenses in this unique opportunity with specific and direct adjacency to the Company’s offering to its target customer segments and strategy, and the Company does not intend to incur these types of costs again in the foreseeable future. In contrast, direct costs to establish production of the commercialized version of this product will be treated as a recurring cost of the Company’s business and will not be included as a component of the strategic initiatives adjustment to Adjusted EBITDA.

February 16, 2021

•

Supply chain optimization initiatives: These are one-time consulting costs incurred since January 2020 in connection with the design of a new distribution center that the Company expects to open in late calendar year 2021. This facility is one-of-a-kind within the Company’s supply chain, handling omni-channel fulfillment and cross-docking of seasonal product flow to stores, which are functions that the Company’s current three distribution center network does not support today. It has been over 15 years since the Company has designed and built a new distribution center facility, and once the distribution center is open, it does not intend or expect to incur these types of costs again in the foreseeable future. The Company expects to incur additional costs to prepare this facility for productive use, which the Company would include in its reconciliation of Adjusted EBITDA. However, once the facility is in productive use, all costs related to its operation will be treated as a recurring cost of its business and will not be included as a component of the strategic initiatives adjustment to Adjusted EBITDA.

•

Debt management initiatives: These were non-recurring consulting costs incurred from April 2020 to July 2020 to explore non-traditional options relating to the Company’s capital structure in response to the unprecedented uncertainty caused by the COVID-19 pandemic in the Company’s 2021 fiscal year. The Company notes that it has not included, and would not include, work on any specific refinancing in its calculation of Adjusted EBITDA.

In acknowledgment of the Staff’s comment, the Company did identify and remove certain costs previously classified as “strategic initiatives” and included as part of its reconciliation for Adjusted EBITDA as set forth in the Registration Statement. Those adjustments relate to costs incurred to support pricing changes to products in its stores and on its website in response to the Section 301 tariffs, as well as costs related to other efficiency initiatives that the Company understands could be considered more normative activities within the Company’s recurring operations. Those adjustments total $0.6 million, $0.6 million and $1.7 million for the thirty-nine weeks ended October 31, 2020, the fiscal year ended February 1, 2020 and the fiscal year ended February 2, 2019, respectively.

5.

As a related matter, costs related to technology system implementation may be important to discuss as part of your comparative discussion of general and administrative expense in Results of Operations, the inclusion of these items as reconciling items to Adjusted EBITDA may not be appropriate as these are normal, recurring, cash operating expenses necessary to operate your business. Please remove these items from your reconciliation of this non-GAAP measure, or further support their inclusion. Refer to the guidance in Question 100.01 of the Compliance and Disclosure Interpretation on Non-GAAP Measures.

Response:

The Company acknowledges the Staff’s comment and notes that it has revised its presentation of the adjustment to Adjusted EBITDA for “technology development expense” to eliminate the components relating to “IT project management team payroll & benefits” and “Other” (as such components were described in the Company’s response to Comment #8 in its letter to the Staff dated January 28, 2021). Those eliminated components represent $1.6 million, $2.4 million, $2.1 million, $1.7 million and $0.4 million for the thirty-nine weeks ended October 31, 2020 and the fiscal years ended February 1, 2020, February 2, 2019, February 3, 2018 and January 28, 2017, respectively.

February 16, 2021

The Company respectfully advises that it has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretation on Non-GAAP Measures and believes that the following costs classified as “technology development expenses” are not normal, recurring, cash operating expenses necessary to operate the Company’s business, and therefore are appropriate items for reconciliation as part of the Company’s presentation of Adjusted EBITDA. The Company further believes reconciling these items as part of its presentation of Adjusted EBITDA better enable management, investors, analysts, lenders and other market participants to evaluate the Company’s core business performance and to more meaningfully compare the Company’s costs on a normalized run-rate basis. The Company also notes that not reconciling these items would create more disparity between its presentation of Adjusted EBITDA in the Registration Statement and its calculation of Adjusted EBITDA for its lenders under its credit agreements.

The Company has provided additional detail on the remaining items included in “technology development expenses” in support of its view that these costs are not necessary for the Company to operate its business:

•

IT project management consulting fees: These costs are third-party, project-based consulting fees incurred solely in the implementation of new IT systems. The Company relies on consultants for certain capabilities required for these system implementations that the Company does not maintain internally. The Company does not consider these to be operating expenses necessary to operate the business because they are associated with the one-time implementation of new systems, rather than maintenance once a system has been implemented. The Company does not keep the consultants engaged once a particular project has been completed.

•

Software expense: These are on-premise or cloud-based user fees that are included as part of the Company’s presentation of Adjusted EBITDA only while a new software application is in its development period and prior to its use within the Company’s operations. A business as complex as the Company’s requires many independent systems for its operations, which typically have a useful life of seven to ten years, and the development period for a new system can vary but can take several years. Prior to the new system being in use, the Company is paying for the new system while also still using and paying for the existing system; the costs associated with the new system are not at that point in time necessary for the Company to operate its business, and are thus duplicative, redundant costs. Once the system is in use, the software expense fees for the new system are not included in this reconciliation, as the Company considers the expense to be a core operating expense after the development period and the Company is using the given application on a broader scale.

February 16, 2021

6.

We note that you opened new stores in fiscal 2016, 2017, 2018 and 2019. Explain to us in detail why you believe the adjustment for location pre-opening costs is appropriate in light of your historical openings and store expansion plan. Refer to the guidance in Question 100.01 of the Compliance and Disclosure Interpretation on Non-GAAP Measures.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, notwithstanding its historical openings and store expansion plans, it does not view pre-opening costs to be a core operating expense of the Company’s business. The pre-opening costs for the Company’s new stores are project-based, non-recurring costs that the Company incurs for their potential long-term value and return on investment, rather than as part of its core ongoing business operations. As described further below, there is a high degree of variability to these costs, and the Company believes that showing “steady state” Adjusted EBITDA without the amounts incurred in connection with new store openings on a period-over-period basis better enables management, investors, lenders and other market participants to evaluate the Company’s core business performance and to more meaningfully compare the Company’s costs on a normalized run-rate. The Company also notes that not reconciling these items would create more disparity between its presentation of Adjusted EBITDA in the Registration Statement and its calculation of Adjusted EBITDA for its lenders under its credit agreements.

The Company also respectfully submits that this presentation allows for better comparability of results with other public retailers, including those in the Company’s industry or which recently went public, that similarly adjust for location pre-opening costs. Based on an extensive review of reporting practice within the retail industry, including by the Company’s public direct competitors, the Company believes that adjustment for these items is industry standard and that not adjusting for them would create confusion among analysts and investors in the Company’s stock.

With respect to the variability and non-recurring nature of these pre-opening costs, the Company notes the following characteristics of the costs:

•

Timing and Non-Recurrence of Costs: Costs associated with new store openings and remodeled stores reflect non-capital expenditures, which support completion of a project and are not normal operating costs for that location. In the case of new or relocated stores, these costs are incurred before a location is open for customers and generating revenue, and thereafter are not incurred again for the applicable location. For context and clarity, expenses related to the routine maintenance of stores is separate from store remodels and ongoing expenses to maintain store locations and leases are not part of the pre-opening costs adjusted in the Company’s presentation of Adjusted EBITDA.

February 16, 2021

•

Variability of Store Openings by Fiscal Year: The number, timing and location of new store openings depend in part on factors outside the Company’s control, such as the availability of suitable sites in favorable locations; local market conditions; and the ability to negotiate favorable lease terms and avoid dead rent costs. To illustrate this variability, the Company opened or remodeled 33, 25, 15, 18, 24 and 6 stores in the fiscal years of 2016 to 2021, respectively.

•

Variability of Costs: Each store’s pre-opening process requires a unique composition of expenses that can differ materially depending on the location, type of market, condition of the underlying physical structure, age of the location, size of the location and other factors that may be outside the Company’s control. For example, the Company’s stores range from approximately 7,000 square feet to 55,000 square feet, and pre-opening costs can vary from as little as $70,000 per location to as much as $500,000.

Given the variability and project-based nature of pre-opening activities described above, the Company considers these adjustments to be consistent with the Staff guidance in Question 100.01 of the Compliance and Disclosure Interpretation on Non-GAAP Measures, as costs that are not necessary to operate the Company’s business.

Dividend Policy, page 54

7.	We note your revised disclosure in response to comment 10. Please further revise your disclosure to quantify the anticipated size of your intended quarterly dividend.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 46 and 54 of the Registration Statement.

*    *    *    *    *

February 16, 2021

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 906-2918 or by email (greg.rodgers@lw.com). Please send copies of any correspondence relating to this filing to Gregory P. Rodgers by email and facsimile ((212) 751-4864).

Sincerely,

/s/ Gregory P. Rodgers
Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Wade Miquelon, President and Chief Executive Officer, JOANN Inc.

Matt Susz, Senior Vice President and Chief Financial Officer, JOANN Inc.

Ann Aber, Vice President, General Counsel and Secretary, JOANN Inc.

Howard Sobel, Latham & Watkins LLP

Jason Silvera, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP